April 2, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Attn.:	Kei Nakada Staff Accountant

Re:	China Sky One Medical, Inc. Form 10-K for the Period Ended December 31, 2008 Filed April 15, 2009 File No. 001-34080

Dear Ms. Nakada:

As discussed, attached is our revised response to comment No. 5 of the additional comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K for the year ended December 31, 2008 of China Sky One Medical, Inc. (the “Company”), filed April 15, 2009 (the “Form 10-K”), by letter dated February 17, 2010, to Mr. Yan-Qing Liu, the Company’s Chairman, Chief Executive Officer and President.

9.  Outstanding Warrants and Options, page F-21

5.
SEC Comment: Refer to your response to comment six. The probability of triggering a pricing adjustment does not appear relevant in applying the guidance under FASB ASC 815-40-55. Please tell us why, effective January 1, 2009, these warrants have not been reflected as liabilities under the transition guidance provided in FASB ASC 815-10-65-3.

Response:  The Company agrees that the 750,000 warrants associated with its January 31, 2008 equity issuance need to be reassessed under the accounting guidance of Emerging Issues Task Force (“EITF”) Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (FASB ASC 815-40-15-5 and 7). EITF 07-05, effective January 1, 2009, outlines new guidance for being indexed to an entity’s own stock and the resulting liability or equity classification based on that conclusion.

The Company has performed a complete assessment of these outstanding warrants and concluded that the warrants issued in the January 2008 equity raise are within the scope of EITF 07-05 due to the down-round provision included in the terms of the warrant agreement. The Company engaged an independent valuation specialist to assist in determining the appropriate valuation of the derivative liability on January 31, 2008 (date of warrant issuance) and on January 1, 2009 (effective date of adoption) as well as the March 31, 2009, June 30, 2009 and September 30, 2009 quarterly reporting periods. The fair value of the warrants at the end of each reporting period has been calculated utilizing the Black-Scholes pricing model. The Black-Scholes pricing model derived the estimated fair value of the warrants using the following significant underlying assumptions: (a) stock price at valuation date; (b) life of the warrants; (c) risk-free interest rate and (d) expected volatility.

United States Securities and Exchange Commission
Division of Corporation Finance
April 2, 2010

Since terms of the warrants are subject to a down-round provision or reset provisions, management included as part of its fair value warrant calculation the use of a risk neutral probability that the publicly-traded price of its common stock would be less than the strike price of the warrants ($12.50) at expiration. Management believes the use of a risk neutral probability factor is proper based upon guidance set forth under FASB Concepts No. 7 (As Amended) “Using Cash Flow Information and Present Value in Accounting Measurements”. FASB Concept No. 7 states, within paragraph 23, that an accounting measurement of an asset or a liability should reflect the uncertainties and expectations about possible variations. The Company calculated the risk neutral probability via the cumulative standard normal probability function of the d2 term of the warrants as indicated by the Black-Scholes pricing model.

The calculated probability-weighted fair value of these warrants is as follows:

	($ Thousands; except probability)
	1/31/08	12/31/08	3/31/09	6/30/09	9/30/09
Aggregate Warrant Fair Value	4,020	6,365	4,140	5,165	5,055
Probability (A)	27%	20%	26%	23%	23%
Probability-Weighted Fair Value	1,085	1,273	1,076	1,188	1,160

(A)	Risk neutral probability that stock price will be below $12.50 at warrant expiration.

Based upon the Company’s review of the above results, management believes the impact of recording a derivative liability of $1,273,000 on January 1, 2009 (initial adoption of EITF 07-05) would be immaterial relative to the financial statements for all periods in 2009 taken as a whole.

A change in the accounting for these amounts:

•	would have resulted in a change in total (i) retained earnings of less than 0.4% and (ii) stockholders’ equity of less than 1.3% at January 1, 2009 (the date of adoption);

United States Securities and Exchange Commission
Division of Corporation Finance
April 2, 2010

•	would have resulted in a change in net income before provision for income taxes of less than approximately $200,000 or 2.2% for each of the three-month periods ended September 30, 2009;

•	would have resulted in no change in reported EPS for each of the quarterly reporting periods in 2009, except for an understatement of the first quarter 2009 for fully diluted EPS of one cent;

•	would not have caused the Company’s net income to become a net loss in any quarterly reporting period in 2009;

•	would have resulted in no change in recorded net income in the third quarter; less than 1.2% in the second quarter; and 2.7% in the first quarter of 2009;

•	would not have materially changed any earnings or any other trends;

•	would not have impacted any loan covenants or other contractual requirements;

•	would not have increased or decreased management’s compensation; and

•	would not have adversely impacted analyst’s expectations for the Company’s results; and

•	would not have changed the Company’s total assets of $101.3 million at January 1, 2009, and would have increased total liabilities from $6.3 million to $7.6 million at January 1, 2009.

Prospectively, management will evaluate, based upon materiality, the recording of the change in fair value of these warrants under EITF 07-05 at the end of each quarterly reporting period in 2010. In the first quarter of 2010, approximately 15% of these warrants have been exercised by the investors.

Accounting Citation for Materiality

Staff Accounting Bulletin (“SAB”) Topic 1, Section M-1 discusses the assessment of materiality, and while not intending to provide complete definitive guidance on the subject, the Company believes it does provide relevant context for this transaction. SAB Topic 1, Section M-1 states that, “A matter is “material” if there is substantial likelihood that a reasonable person would consider it important. It further states that “Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of the financial statements would view the financial statement item. The accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality”.

United States Securities and Exchange Commission
Division of Corporation Finance
April 2, 2010

Based upon the facts and circumstances set forth above, the Company believes any reclassification of amounts from equity to liability under EITF 07-05, as well as amounts to be recorded in change in fair value of derivative liability (recorded in other income or (expense)), would be considered immaterial both in quantitative and qualitative terms for this transaction.

In connection with the Company’s response to the Commission’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed, we are hoping to resolve this matter as soon as possible.  Therefore, we would appreciate your prompt response.

Please do not hesitate to contact the undersigned with any additional questions or further comments.

Very truly yours, /s/ Stanley Hao Stanley Hao Chief Financial Officer